SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at September 26, 2006

  GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 26, 2006

Print the name and title of the signing officer under his signature.

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1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.greatbasingold.com	TSX: GBG AMEX: GBN

  GREAT BASIN ANNOUNCES RESERVE BANK APPROVAL FOR SECONDARY
LISTING ON THE JOHANNESBURG STOCK EXCHANGE

September 26, 2006, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) ("Great Basin" or the "Company") advises its shareholders that the South African Reserve Bank ("SARB") has given approval for the secondary listing of Great Basin on the Johannesburg Stock Exchange ("JSE"). Great Basin intends to list its share capital on the JSE during October 2006, as well as retaining its listings on TSX and AMEX. In terms of Section H of the SARB Exchange Control Rulings, any foreign company wishing to list on the JSE requires prior approval by the SARB's Exchange Control Department. The approval from the SARB was one of the last remaining conditions required by the JSE to allow the listing to proceed.

President and CEO Ferdi Dippenaar commented:

"Since announcing the results of the Burnstone Feasibility Report, and subsequent commencement of construction of the decline at the Burnstone site, there has been increasing local interest in the Company. By listing on the JSE, we will be offering South African investors exposure to both our development projects in South Africa as well as our high grade gold and silver deposit in Nevada, USA. When in production, both are expected to be shallow, low cash cost operations.
In addition to the area under development at Burnstone and the deposit being assessed by feasibility studies at Hollister, there is excellent exploration potential at both properties. Exploration programs currently underway at each site to test this additional potential."

This announcement is not a full pre-listing statement or prospectus. Copies of the Pre-Listing Statement will be made available on the company's website at www.greatbasingold.com.

For more information on Great Basin and its projects, please visit the Company's website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, potential future costs, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions, actual mining conditions, increased construction and development costs, costs and efficiency of labor, and costs of materials. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.